Exhibit 99.2

Notes to Proxy: 1.A Shareholder has the right to appoint a person other than those designated on the reverse to represent the Shareholder at the Meeting by inserting the name of such other person in the space provided on the other side of this Proxy. In addition, to enable your chosen proxyholder to participate and vote online at the virtual Meeting, YOUR PROXYHOLDER MUST contact TSX Trust Company at 1- 866-751-6315 or 416-682-3860 or by visiting https://www.tsxtrust.com/control-number-request by 3:00 p.m. (Eastern) on April 14, 2026 to obtain a control number to attend the meeting. This control number will allow your proxyholder to log in to and vote at the meeting. Without a control number your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote. 2.Subject to the provisions of the Bank Act (Canada), the shares represented by this Proxy will be voted FOR or AGAINST or WITHHELD or ABSTAINED from voting in accordance with the instructions given herein. If a Shareholder specifies a choice with respect to any matter to be acted upon, the Shareholder’s shares will be voted accordingly. 3.If no choice is specified, this Proxy confers authority to the proxyholder to vote as he or she feels fit in respect of each matter set forth in this Proxy, and to vote in his or her discretion in respect of any amendments or variations to the matters listed in this Proxy or other matters that may properly come before the Meeting and any adjournment(s) or postponement(s) thereof. 4.If a Shareholder marks the “ABSTAIN” box on the other side of this Proxy, that Shareholder is directing its proxyholder to ABSTAIN from voting FOR or AGAINST that item. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal. The number of abstentions will be tabulated in the voting results. 5.Shares cannot be voted if they are held in contravention of the Bank Act (Canada). Restrictions on ownership are described in the Management Proxy Circular. 6.This Form of Proxy should be read in conjunction with the Management Proxy Circular. Electronically: Voting Methods Phone: Online: Go to www.meeting-vote.com and follow the instructions. You will need to refer to your control number printed on this Proxy. Email: Complete, sign and date the reverse of this Proxy. Scan and email both sides to proxyvote@tmx.com. Mail: Phone: Call 1-888-489-7352 or 416-682-3860 and vote using your control number printed on this Proxy. Complete, sign and date the reverse hereof Return this Proxy Form in the envelope provided or by mail to: Corporate Secretary, c/o Legal Department, The Toronto-Dominion Bank TD Bank Tower, 66 Wellington Street West, 15th Floor Toronto, Ontario M5K 1A2 THE TORONTO-DOMINION BANK Annual Meeting of Common Shareholders - April 16, 2026 Form of Proxy - Common Shares To ensure your vote is counted, proxies must be received by TSX Trust Company, our transfer agent, by 9:30 a.m. (Eastern) on April 14, 2026. The Directors recommend Shareholders vote FOR items 1 to 5 and AGAINST all Shareholder Proposals.

This Proxy is solicited by and on behalf of management of The Toronto-Dominion Bank.

The undersigned holder of common shares of **THE TORONTO-DOMINION BANK** hereby appoints **JOHN B. MACINTYRE**, Board Chair, or failing him, **RAYMOND CHUN**, Group President and Chief Executive Officer

OR: ______________________

Print the name of the person you are appointing as proxyholder if this person is someone instead of the foregoing.

as proxyholder of the undersigned, with full power of substitution, to attend, vote and otherwise act for and in the name of and on behalf of the undersigned in respect of all matters that may come before the **ANNUAL MEETING OF COMMON SHAREHOLDERS OF THE TORONTO-DOMINION BANK (THE MEETING) TO BE HELD IN PERSON ON THE 16th DAY OF APRIL 2026, AT 9:30 A.M. (EASTERN TIME) AT THE DESIGN EXCHANGE, TD CENTRE, 234 BAY STREET, TORONTO, ONTARIO, M5K 1B2, AND VIRTUALLY AT** https://meetings.lumiconnect.com/400-292-959-377 and any adjournment(s) or postponement(s) thereof.

The said proxyholder is hereby specifically directed to vote for or against, to withhold from voting, or to abstain from voting as indicated below:

The Directors recommend Shareholders vote **FOR** the matters 1 to 5 below. Unless otherwise specified, the proxyholders designated by management in this Form of Proxy intend to vote **FOR**:

1. **Election of Directors**

	FOR	WITHHOLD		FOR	WITHHOLD
Ayman Antoun	☐	☐	Nathalie M. Palladitcheff	☐	☐
Ana Arsov	☐	☐	Frank J. Pearn	☐	☐
Cherie L. Brant	☐	☐	S. Jane Rowe	☐	☐
Raymond Chun	☐	☐	Nancy G. Tower	☐	☐
Elio R. Luongo	☐	☐	Ajay K. Virmani	☐	☐
John B. MacIntyre	☐	☐	Mary A. Winston	☐	☐
Keith G. Martell	☐	☐	Paul C. Wirth	☐	☐

2. **Appointment of Auditor named in the Management Proxy Circular** — FOR ☐ WITHHOLD ☐

3. **Approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Executive Compensation sections of the Management Proxy Circular * Item 3 is an advisory vote *** — FOR ☐ AGAINST ☐

4. **First Amendment to the 2000 Stock Incentive Plan** — FOR ☐ AGAINST ☐

5. **Second Amendment to the 2000 Stock Incentive Plan** — FOR ☐ AGAINST ☐

Shareholder Proposals (set in the accompanying Management Proxy Circular)

The Directors recommend Shareholders vote **AGAINST** the matters below. Unless otherwise specified, the proxyholders designated by management in this Form of Proxy intend to vote **AGAINST**:

	FOR	AGAINST	ABSTAIN
Shareholder Proposal 1	☐	☐	☐
Shareholder Proposal 2	☐	☐	☐
Shareholder Proposal 3	☐	☐	☐
Shareholder Proposal 4	☐	☐	☐
Shareholder Proposal 5	☐	☐	☐
Shareholder Proposal 6	☐	☐	☐
Shareholder Proposal 7	☐	☐	☐
Shareholder Proposal 8	☐	☐	☐
Shareholder Proposal 9	☐	☐	☐

Date: ______________________

Note: A space has been designated for a date. If it is not dated in the space, this Proxy is deemed to bear the date on which it was mailed to the Shareholder.

Shareholder's Signature: ______________________

☐ **Quarterly Report Request:** If you wish to receive a hard copy of the Toronto Dominion Bank's **quarterly reports** to shareholders for the next year by mail, please mark this box. If you do not mark the box and return this form, you will NOT receive a hard copy of these reports by mail.

☐ **Annual Report Waiver:** Mark this box if you do NOT want to receive a hard copy of The **Toronto-Dominion Bank's Annual Report** containing the Annual Financial Statements and accompanying Management's Discussion and Analysis. If you do not mark this box, you will continue to receive a hard copy of the Annual Report by mail.

To Consent to E-Delivery of Bank Shareholder Materials

Go to services.tsxtrust.com/edelivery, select The Toronto-Dominion Bank, complete the form and click on the "submit" button.

Please see the notes on the reverse side, which are part of this Proxy.